UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 3, 2026

Date of Report (Date of earliest event reported)

Newbridge Acquisition Limited

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-42968	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Unit B 17/F, Success Commercial Building 245-25, Hennessy Road, Wanchai, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (86) 186-0217-2929

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, no par value, and one Right entitling the holder to receive one-eighth of one Class A Ordinary Share	NBRGU	The Nasdaq Stock Market LLC
Class A Ordinary Shares	NBRG	The Nasdaq Stock Market LLC
Rights	NBRGR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On August 3, 2026, Newbridge Acquisition Limited (“NBRG” or “Parent”), a British Virgin Islands business company, entered into a Business Combination Agreement, by and among NBRG, NBRG Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of NBRG (“Merger Sub”), and Startech Group Inc., a Delaware corporation (“Startech” or the “Company”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Startech is a U.S.-based AI technology company with fintech-enablement capabilities, operating through two complementary business segments: aquaporin functional water (“AQP Water”) and the StarOS platform, an agent operating system designed for the AI era (“StarOS”). The AQP Water segment is focused on the Company’s functional-water business and is expected to generate contractual per-bottle technology and settlement service revenue linked to product sales and digital product management. The StarOS segment represents the Company’s AI platform business and is intended to generate revenue from AI-enabled software and platform services. Together, these business segments are intended to combine consumer-product-related revenue opportunities with potentially scalable AI software and platform-based revenue opportunities.

Pursuant to the Business Combination Agreement, at least one business day prior to the closing date of the business combination (“Closing Date”), Parent will continue out of the British Virgin Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation by way of continuation (the “Domestication,” and Parent after such domestication, the “Domesticated Parent”), and Merger Sub will be merged with and into Startech, resulting in Startech being a wholly owned subsidiary of the Domesticated Parent (the “Merger”).

The board of directors of NBRG has unanimously approved and declared advisable the Business Combination Agreement and the Business Combination (as defined below) and resolved to recommend approval of the Business Combination Agreement and related matters by NBRG’s shareholders. The Merger is expected to be consummated after obtaining the required approval by the shareholders of NBRG and Startech and the satisfaction of certain other customary closing conditions.

The following description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

The Domestication

At least one Business Day prior to the Closing Date and on the terms and subject to the conditions of the Business Combination Agreement, NBRG shall continue out of the British Virgin Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation by way of continuation in accordance with Parent’s organizational documents, Section 388 of the Delaware General Corporation Law, as amended, and the Business Companies Act (Revised Edition 2020) as amended of the British Virgin Islands.

In connection with the Domestication, at the effective time of the Domestication, (i) each then issued and outstanding Class A ordinary share of NBRG, no par value, after giving effect to redemptions occurring prior to the Domestication, will convert automatically, on a one-for-one basis, into one share of Class A common stock, par value $0.0001 per share, of Parent (each a “Parent Class A Common Share”), (ii) each then issued and outstanding Parent Class B Ordinary Share shall convert automatically into one share of Class B common stock, par value $0.0001 per share, of Parent (each a “Parent Class B Common Share”); (iii) each then issued and outstanding Parent Right shall convert automatically into one right to acquire one-eighth (1/8) of one Parent Class A Common Share upon the consummation of Parent’s initial business combination, pursuant to the terms of the Parent Rights Agreement (“Domesticated Parent Right”); and (iv) each then issued and outstanding unit of NBRG shall separate and convert automatically into one Parent Class A Common Share and one right to acquire one-eighth of a Parent Class A Common Share.

The Merger

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, following the Domestication, Merger Sub will merge with and into Startech, after which Startech will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of the Domesticated Parent. The transactions contemplated by the Business Combination Agreement together with the other related agreements are referred to herein as the “Business Combination.” The time of the closing of the Business Combination is referred to herein as the “Closing.” In connection with the Business Combination, NBRG will be renamed “Startech Inc.” (“Pubco”). The Merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties to the Business Combination Agreement and specified in the articles of merger (the “Effective Time”).

Consideration and Structure

Under the Business Combination Agreement, the Startech equityholders that hold shares of Company Common Stock (as defined below), Company Options (as defined below), or Company Convertible Notes (as defined below) will receive an aggregate of the number of Parent Common Shares equal to the quotient obtained by dividing (a) $1,000,000,000, by (b) US$10.00 (the “Aggregate Merger Consideration”) in exchange for all of Startech’s Aggregate Fully Diluted Company Common Stock, as defined below.

Treatment of Startech Securities

Pursuant to the Business Combination Agreement, at the Effective Time, each option (whether vested or unvested) (each, a “Company Option”) to purchase shares of common stock of the Company (“Company Common Stock”) that is outstanding as of immediately prior to the Effective Time will be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option (including expiration date, vesting conditions, and exercise provisions), the number of Parent Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time by the Conversion Ratio (as defined below), at an exercise price per Parent Common Share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Option divided by (B) the Conversion Ratio (a “Converted Stock Option”). At the Effective Time, the Domesticated Parent will assume all obligations of the Company with respect to each Converted Stock Option.

Pursuant to the Business Combination Agreement, effective immediately prior to the Effective Time, each of the Company’s issued and outstanding convertible promissory notes (the “Company Convertible Notes”) shall be (i) treated in accordance with the terms of the relevant agreement governing such Company Convertible Notes, and (ii) converted into Company Class A Common Stock or Company Class B Common Stock, as applicable.

Each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall, be converted into the right to receive a number of Parent Class B Common Shares equal to the Conversion Ratio. Each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than any such cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall be converted into the right to receive a number of Parent Class A Common Shares equal to the Conversion Ratio.

The “Conversion Ratio” is the quotient obtained by dividing (i) the number of Parent Common Shares constituting the Aggregate Merger Consideration, by (ii) the Aggregate Fully Diluted Company Common Stock.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of the Company and NBRG and their respective subsidiaries prior to the Closing, including the Company’s covenant to deliver to NBRG its audited financial statements for the fiscal year ended June 30, 2026 (the “Financial Statements”) no later than sixty days after the signing date of the Business Combination Agreement for inclusion in the proxy statement and the registration statement on Form S-4 to be filed by NBRG in connection with the Business Combination (the “Registration Statement”), and that such Financial Statements have been prepared in conformity with U.S. GAAP applied on a consistent basis and in accordance with the requirements of the Public Company Accounting Oversight Board for public companies.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of NBRG and the Company; (ii) the effectiveness of the Registration Statement; (iii) the Common Shares of the Domesticated Parent being conditionally approved for listing on the Nasdaq Stock Market (“Nasdaq”) or another national stock exchange; (iv) the Domestication shall have been consummated on the day that is at least one Business Day prior to the Closing Date (v) delivery of the respective certificates, authorizations and certificates of good standing from the Company, NBRG and Merger Sub; (vi) the post-Closing Parent Board of Directors shall have been appointed; and (vii) the Registration Statement on Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC that remains in effect and no proceeding seeking such a stop order shall have been initiated by the SEC and not withdrawn.

Termination without Default

The Business Combination Agreement may be terminated by NBRG and the Company under certain circumstances, including, among others, (i) by mutual written agreement of NBRG and the Company, (ii) by either NBRG or the Company if (1) the Closing has not occurred on or before November 2, 2027 (the “Outside Date”) and (2) the material breach or violation of any representation, warranty or covenant under the Business Combination Agreement by the party seeking to terminate the Business Combination Agreement is not the cause of, or has not resulted in, the failure of the Closing to occur by the Outside Date, (iii) in the event an Authority shall have issued an Order or enacted a Law (as such terms are defined in the Business Combination Agreement), having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable, NBRG or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate the Business Combination Agreement pursuant to this Section shall not be available to the Company or NBRG if the failure by such party or its Affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority, and (iv) in the event that the Parent Shareholder Meeting has been held (including any adjournment thereof) and has concluded, and the holders of Parent Common Shares have duly voted, and the Parent Shareholder Approval was not obtained, NBRG or the Company shall have the right, at its sole option, to terminate the Business Combination Agreement within five (5) Business Days thereafter.

Termination Upon Default

NBRG may terminate the Business Combination Agreement if (i) at any time prior to the Closing Date if (x) the Company shall have breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of certain conditions impossible; (y) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by the Company of a written notice from NBRG describing in reasonable detail the nature of such breach, provided, however, that NBRG is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement; or (ii) at any time after the Company Shareholder Written Consent Deadline if the Company has not previously received the Company Shareholder Approval.

The Company may terminate the Business Combination Agreement (i) at any time prior to the Closing Date if (x) NBRG shall have breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing Date, which has rendered or reasonably would render the satisfaction of certain conditions impossible; and (y) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by NBRG of a written notice from the Company describing in reasonable detail the nature of such breach, provided, however, that the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement.

Governance

The executive management of the Company is expected to serve as the executive management of Pubco following the Closing. Pursuant to the Business Combination Agreement, Pubco’s board of directors will consist of seven members, with the Sponsor having the right to designate one director and the remaining directors shall be designated by the Company. At least a majority of the board of directors shall qualify as independent directors under the Securities Act and Nasdaq or Alternate Exchange rules, as applicable.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about NBRG, the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in NBRG’s public disclosures.

Timeframes for Filing and Closing

NBRG expects to file the Registration Statement as promptly as practicable after the date of the Business Combination Agreement. The Closing is expected to occur following the fulfillment or waiver of the closing conditions set forth in the Business Combination Agreement.

Certain Related Agreements

Parent Support Agreement

In connection with the execution of the Business Combination Agreement, NBRG entered into a support agreement (the “Parent Support Agreement”) with the Sponsor and the Company, pursuant to which the Sponsor agreed to, among other things, (i) vote all of its shares in favor of the various proposals related to the Business Combination and the Business Combination Agreement and any other matters necessary or reasonably requested by NBRG for consummation of the Business Combination, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by NBRG (other than the Business Combination Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or board of directors of NBRG (other than in connection with the Merger), (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of NBRG, Merger Sub or the Sponsor under the Business Combination Agreement or the Parent Support Agreement, and (vi) vote in favor of any proposal to extend the period of time NBRG is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the Parent Support Agreement.

The foregoing description of the Parent Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Parent Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Company Support Agreement

In connection with the execution of the Business Combination Agreement, NBRG entered into a support agreement (the “Company Support Agreement”) with the Company and certain shareholders of the Company (the “Company Supporting Shareholders”) pursuant to which the Company Supporting Shareholders agreed to, among other things, (i) vote to adopt and approve, or to execute a written consent with respect to the approval, within five Business Days following the date of the effectiveness of the Registration Statement, the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any Business Combination Agreement or merger, consolidation, or combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Business Combination Agreement and the transactions relating to the Merger), (iv) vote against any change in the business (to the extent in violation of the Business Combination Agreement), management or board of directors of the Company (other than in connection with the Merger), and (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of the Company or the Company Supporting Shareholders under the Business Combination Agreement or the Company Support Agreement, in each case, subject to the terms and conditions of the Company Support Agreement.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Pubco, certain shareholders of Parent, and certain former shareholders of the Company (collectively, the “Holders”) will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Parent Common Shares that are held by the Holders from time to time.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by NBRG, the Sponsor and the other parties thereto in connection with NBRG’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the form of Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.3 hereto and incorporated by reference herein.

Lock-Up Agreements

The Business Combination Agreement contemplates that, prior to the Closing, Parent and certain shareholders of the Company shall enter into the lock-up agreements in a form mutually agreed by NBRG and the Company to be effective as of the Closing, restricting the sale, transfer or other disposition of Parent Common Shares received by certain shareholders of the Company at the Closing in connection with the Merger.

Item 7.01. Regulation FD Disclosure.

On August 3, 2026, NBRG and Startech jointly issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of NBRG under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of NBRG for their consideration. NBRG intends to file the Registration Statement with the SEC which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NBRG’ shareholders as of a record date to be established for voting on the Business Combination. NBRG may also file other relevant documents regarding the Business Combination with the SEC. NBRG’ shareholders and other interested persons are advised to read, once available, the preliminary Proxy Statement / Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with NBRG’ solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about NBRG, Startech and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by NBRG, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: NBRG’s Chief Executive Officer at Unit B 17/F, Success Commercial Building, 245-25, Hennessy Road, Wanchai, Hong Kong.

Participants in the Solicitation

NBRG and Startech and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination under the rules of the SEC. Information about the directors and executive officers of NBRG and Startech and a description of their interests in NBRG, Startech and the Business Combination are set forth in NBRG’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 23, 2026, and/or will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, which documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. NBRG’s and Startech’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, NBRG’s and Startech’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of NBRG or Startech and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement relating to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against NBRG or Startech following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of NBRG or other conditions to closing in the Business Combination Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Startech or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Registration Statement filed by NBRG (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by NBRG and Startech. NBRG and Startech caution that the foregoing list of factors is not exclusive. NBRG and Startech caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither NBRG or Startech undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of August 3, 2026, by and among Newbridge Acquisition Limited, NBRG Merger Sub, Inc. Startech Group Inc.

10.1†	Parent Support Agreement, dated as of August 3, 2026, by and among Wealth Path Holdings Limited, Newbridge Acquisition Limited and Startech Group Inc.

10.2†	Company Support Agreement, dated as of August 3, 2026, by and among Newbridge Acquisition Limited, Startech Group Inc. and the other parties thereto.

10.3	Form of Amended and Restated Registration Rights Agreement

99.1	Joint Press Release, dated August 3, 2026.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

†	Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Newbridge Acquisition Limited

Dated: August 3, 2026	By:	/s/ Yongsheng Liu
		Name:	Yongsheng Liu
		Title:	Chief Executive Officer